Exhibit 3.1
Amendment to the Amended and Restated By-Laws
RESOLVED, that effective January 8, 2008, Article III, Section 1 of the Amended and Restated Bylaws of the Company be, and it hereby is, amended to decrease the number of Directors which shall constitute the whole of the Board of Directors from nine Directors to eight Directors.
Adopted by the Board of Directors on November 6, 2007.

/s/ Kenneth D. Stephens
Kenneth D. Stephens, Secretary